FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

4 September 2009

HSBC TO SELL POLISH CONSUMER FINANCE RECEIVABLES

HSBC Bank Polska SA has agreed to sell its HSBC Credit branded consumer finance portfolio, and its credit card portfolio, to Alior Bank SA. The total consideration, to be paid in cash on completion of the deal, will be at a premium to the net book value of the receivables at the date of completion. The gross asset value of the two portfolios was PLN1 billion (US$350 million) at 31 July 2009.

Following the sale of its non-core consumer finance portfolio, HSBC Bank Polska will focus on growing its personal banking services aimed primarily at Premier and middle class segments. The bank will also continue to strengthen its global banking and markets and commercial banking businesses, where its global reach offers significant advantages to companies engaged in international trade.

The sale is expected to be concluded in the fourth quarter of 2009.

Notes to editors:

1. HSBC Bank Polska SA
HSBC Bank Polska SA is part of HSBC Group, one of the world's largest banking and financial services organisations. HSBC in Poland focuses on personal banking for premier customers, commercial banking, and treasury and fund investment services.

2. The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  04 September, 2009